GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 JUL -6 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 June 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06014913

SUPPL

Dear Sirs, New GKN PLC

GKN plc

- **Director Shareholding (PRNUK-2706061709)**
- **Holdings in Company (PRNUK-2706061704)**

For your information I enclose a copy of the above announcements which were released on June 27.

Yours faithfully,

S. Hiles

pp **Sandie De Ritter**

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

Encs

PRNUK-2706

dlw 7/10

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	17:11 27-Jun-06
Number	PRNUK-2706

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of the person discharging managerial responsibilities/director

HELMUT CLAUS-JURGEN MAMSCH - DIRECTOR & PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF PERSON NAMED IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

HELMUT CLAUS-JURGEN MAMSCH

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0007%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.63 PER SHARE

14. Date and place of transaction

27 JUNE 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,500 SHARES, 0.001% (INCL. CONNECTED PERSON INTERESTS)

16. Date issuer informed of transaction

27 JUNE 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS, 01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

27 JUNE 2006

END

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EXEMPTION NO.
82 - 5204

Regulatory Announcement

Go to market news section

Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:06 27-Jun-06
Number	PRNUK-2706

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 958,834

JP Morgan/Chase - 45,565,576

Citibank - 766,862

Clydesdale Bank plc - 2,091,540

Euroclear - 138,690

HSBC Bank plc - 1,062,832

Mellon Bank - 2,926,957

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,415,782

Royal Trust Corp of Canada - 6,894,657

State Street Bank - 6,095,154

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

ORDINARY SHARES OF 50P EACH

10. Date of transaction

11. Date listed company informed

NOT KNOWN 26th JUNE 2006

12.Total holding following this notification

70,038,724

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9.88%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 10% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 27TH JUNE 2006

EXEMPTION NO.
82 - 5204

END

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GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

28 June 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc
- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Hiles

pp **Sandie De Ritter**

Encs

PRNUK-2806

Regulatory Announcement

Go to market news section

RECEIVED

2006 JUL -6 P 2:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	14:31 28-Jun-06
Number	PRNUK-2806

EXEMPTION NO. 82 - 5204

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 2,781,634

JP Morgan/Chase - 45,345,714

Citibank - 766,862

Clydesdale Bank plc - 2,091,540

Euroclear - 138,690

HSBC Bank plc - 1,062,832

Mellon Bank - 2,926,957

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,415,783

Royal Trust Corp of Canada - 6,894,657

State Street Bank - 6,095,154

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

7. Number of shares/ amount of stock disposed

N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9. Class of security

ORDINARY SHARES OF 50P EACH

10. Date of transaction

11. Date listed company informed

NOT KNOWN 27TH JUNE 2006

12. Total holding following this notification

71,641,663

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

10.11%

14. Any additional information

INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 9% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 28TH JUNE 2006

EXEMPTION NO.
82 - 5204

END

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